

CAVALCANTI HUME FUNFER INC

www.chfir.com

TORONTO   CALGARY

900, 6 Adelalde St. East   900, 805 8 Ave. SW
Toronto, ON. M5C.1H5   Calgary, AB. T2P.1H7

Tel: 416.868.1079   Tel: 403.541.1225
Fax: 416.868.6198   Fax: 403.410.7217

03 NOV 24 AM 7:21

Exemption number 82-4644

Monday, November 17, 2003

03037670

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

SUPPL

Dear Mr. Dudek:

Herewith a Parkland Income Fund press release: 'Parkland Income Fund declares distribution payment – November 14, 2003,' sent for filing as required by Rule 12g3-2(b).

Kind regards,

Brenda Orser

Brenda Orser
Account Manager

Encl.

FOR IMMEDIATE RELEASE: Friday, November 14, 2003

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, November 14, 2003: Parkland Income Fund (TSX: PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on December 15, 2003 to unitholders of record on November 28, 2003.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *RT Fuels* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
or	visit Parkland's web site at **www.parkland.ca.**	